Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, New York 10119-4015

September 24, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549
Attn:  Kevin Woody, Accounting Branch Chief

Re:	Lexington Realty Trust
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2010
File No. 1-12386

Dear Mr. Woody:

This letter sets forth the response of Lexington Realty Trust to the Staff’s comment letter dated September 10, 2010 in connection with the Staff’s review of Lexington Realty Trust’s Form 10-K for the Fiscal Year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A.  Capitalized terms used herein and not otherwise defined have the meanings specified in these filings, as applicable.  For your convenience, we have repeated each comment prior to our response.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A. Risk Factors, page 10

1.
We note that two of your properties have been foreclosed on and that another property was lost due to the bankruptcy of your subsidiary.  Please add a risk factor to highlight these actions and the associated risks to your business operations.  For example, please discuss whether these actions have an impact on your ability to obtain additional financing in the future. Please tell us how you intend to comply.

In Item 1A on page 12, we have highlighted these actions in the risk factor entitled “We face risks associated with refinancings.”  Specifically, we state that “we may convey the property to the lender through foreclosure or the special purpose entity that owns title to the property may declare bankruptcy.  However, the failure to pay the balloon payment may strain relationships with our lenders.”

Securities and Exchange Commission
September 24, 2010

In all future filings, commencing with our Form 10-Q for the quarter ending September 30, 2010, which will be filed on or before November 9, 2010, we will add the following to the disclosure quoted above “…to the point where certain lenders may not enter into new lending agreements with us and our cost of equity or debt capital may be adversely impacted.”

Item 2. Properties, page 18

2.	Please revise future filings to disclose the average effective annual rent per square foot. Please tell us how you intend to comply.

In all future Form 10-K filings, commencing with our Form 10-K for the year ending December 31, 2010, which will be filed on or before March 1, 2011, we will include the following disclosure:

The average effective annual rent per square foot for the portfolio for the year ended December 31, 2010 was $__.

3.
We note that you have provided specific disclosure regarding lease expirations for some but not all of the properties.  Please revise future filings to include a schedule of lease expirations for the next ten years on an aggregate or portfolio basis.  Please tell us how you intend to comply.

In all future Form 10-K filings, commencing with our Form 10-K for the year ending December 31, 2010, which will be filed on or before March 1, 2011, we will include a schedule of lease expirations for the next ten years on a portfolio basis with the following headings:

Year	Number of Lease Expirations	Square Feet	Annual Rental	Percentage of Annual Rental

Item 4. Submission of Matters to a Vote of Security Holders, page 32

Executive Officers of the Registrant, page 32

4.
We note that Mr. Joseph S. Bonventre is a named executive officer.  Please provide the disclosure required by Item 401 of Regulation S-K, or tell us why you believe this disclosure is not required.  Please provide this disclosure in future filings and tell us how you intend to comply.

While Mr. Bonventre is a named executive officer pursuant to Item 402(a)(3)(iv) of Regulation S-K, he is not an executive officer for purposes of Item 401 of Regulation S-K.  Nonetheless, we included the disclosure required by Item 401 of Regulation S-K with respect to Mr. Bonventre, which is set forth on page 18 of the Definitive Proxy Statement on Schedule 14A, except for the disclosure of Mr. Bonventre’s age, which at the time of filing was 34.  All future filings containing disclosures required by Item 401 of Regulation S-K with respect to Mr. Bonventre will include his age.

Securities and Exchange Commission
September 24, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Overview, page 37

5.
We note the impairment charges totaling $73.8 million which are recorded on your consolidated statements of operations as a component of discontinued operations.  Regarding the $38.5 million portion of these impairments, please tell us the number of properties that were disposed of below carrying value, the carrying value of such assets, the composition of such assets (i.e., property type and location), and the facts and circumstances leading to such assets being designated as non-core or non-performing.  In addition, please tell us whether any of these properties upon sale resulted in a gain on sale of such properties.

The following properties were disposed of below carrying value:

				Before Impairment	Impairment
Property Address	City	State	Property Type	Carrying Value ($)	Recognized ($)

2526 Little Rock Rd.	Charlotte	NC	Retail	1,582,077	762,972
1415 Highway 377 E.	Granbury	TX	Retail	2,585,866	403,366
9400 S. 755 E.	Sandy	UT	Retail	4,518,657	4,518,657
928 First Ave.	Rock Falls	IL	Retail	921,837	274,987
5402 4th St.	Lubbock	TX	Retail	2,062,513	1,305,889
2500 E Carrier Pkwy	Grand Prairie	TX	Retail	5,143,865	3,688,772
1600 Viceroy Drive	Dallas	TX	Multi-Tenant Office	34,056,235	26,638,254
3535 Calder Ave.	Beaumont	TX	Office	3,963,514	899,781
				54,834,564	38,492,678

Our “core” assets are general purpose, efficient, single-tenant net-leased assets that are in well-located and growing markets.  We include as our “non-core” assets our retail properties, multi-tenant properties, vacant properties, non-net leased properties and properties in non-growth markets.

Securities and Exchange Commission
September 24, 2010

The Beaumont, Texas office property was not subject to a net lease and was not located in a growth market, as a result, it was a “non-core” asset.

The sale of the Granbury, Texas retail property resulted in a gain on sale of $34,380.

Contractual Obligations, page 50

6.
We note that you have a significant amount of outstanding notes payable as of December 31, 2009.  In future filings, please include disclosure regarding interest payments required on your notes payable or tell us why such disclosure is not necessary.  Refer to footnote 46 of SEC Interpretive Release 33-8350.

In all future Form 10-K filings, commencing with our Form 10-K for the year ending December 31, 2010, which will be filed on or before March 1, 2011, we will include the interest payments required for the applicable periods on our notes payable in the Contractual Obligations table.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(8) Fair Value Measurements, page 71

7.
We note that as of December 31, 2009, you have $36,658 of impaired real estate assets valued on a non-recurring basis.  Please tell us how you have met the disclosure requirements of FASB ASC 820-10-50-5, specifically related to the unobservable inputs utilized in valuing such assets and the change in such inputs resulting in the $99.6 million loss for the fiscal year ended December 31, 2009.

The disclosure requirements of FASB ASC 820-10-50-5 for our impaired real estate assets valued on a non-recurring basis are in note 6, “Impairment and loan losses,” on page 70. Specifically, note 6 states, “The Company estimates the fair value of these assets by using techniques such as income and market valuation, which primarily rely on unobservable inputs, such as estimated capitalization rates, which are within Level 3 of the fair value hierarchy.” There were no changes in the valuation technique(s) and related inputs used to measure similar assets in prior periods.

Securities and Exchange Commission
September 24, 2010

Schedule 14A – Definitive Proxy Statement

Compensation of Executive Officers

8.
Please refer to Release 33-8732A, Section II.B.1 (August 29, 2006).  As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers.  Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers.  Please also confirm you will include this disclosure in future filings.  For example, we note that you pay 70% of Mr. Bonventre’s medical insurance premium and only 60% for your other named executive officers.  We also note that you do not provide life insurance for Mr. Bonventre, but that you do provide this benefit to your other named executive officers.  Please see Item 402(b)(vii) of Regulation S-K.

On page 16 the Definitive Proxy Statement, we disclose how the Compensation Committee establishes base salaries, reviews the performance of each officer, and considers the individual’s performance, contribution to our performance and the scope of the individual’s responsibilities.  In addition, we disclose that the Compensation Committee “seeks to pay our executive and senior officers competitive levels of compensation that best reflect their individual responsibilities and contributions to the Company and our performance, while providing incentives to achieve our business and financial goals.”  In future Definitive Proxy Statement filings, we will add disclosure explaining that differences in the amounts of the compensation for our named executive officers is generally attributable to differences in the benchmarking data for the positions held by them and that these differences reflect the scope of authority and responsibility for the relevant positions.

With respect to our payment of 70% of Mr. Bonventre’s medical insurance premium and only 60% for the other named executive officers, we pay medical insurance based on a sliding salary scale for all employees where the lower the salary the higher percentage of the premium that is paid by us.  While the difference in payment is not material, we will disclose the sliding scale in future filings.  Similarly, we do not believe that the amount of the term life insurance constitutes a material difference and the term life insurance benefit is only paid to executive officers.  Mr. Bonventre is not an executive officer.

Securities and Exchange Commission
September 24, 2010

9.
We note that you awarded restricted stock to your named executive officers.  In future filings, please disclose all performance targets that must be met in order for the shares to vest.  Please tell us how you intend to comply.  Please refer to Item 402(b)(2)(iv) and (v) of Regulation S-K.

In all future Definitive Proxy Statement filings, we will disclose all performance targets that must be met in order for the shares to vest, as required by Item 402 of Regulation S-K, within the footnotes to the “Grants of Plan Based Awards” and “Outstanding Equity Awards at Fiscal Year-End” tables.

We would greatly appreciate your prompt attention in resolving any remaining open issues.  If you have any questions regarding the responses to the Staff’s comments, please call the undersigned at (212) 692-7250.

Sincerely

/s/ Joseph S. Bonventre
Joseph S. Bonventre
General Counsel

cc:      Mark Schonberger, Esq., Paul, Hastings, Janofsky & Walker LLP